Stolt-Nielsen Limited                                          [GRAPHIC OMITTED]

A subsidiary of                Aldwych House              Tel:  +44 207 611 8960
Stolt-Nielsen S.A.             71-91 Aldwych              Fax:  +44 207 611 8965
                               London WC2B 4HN            www.stolt-nielsen.com
                               United Kingdom

NEWS RELEASE
                                               Contacts:  Reid Gearhart
                                                          USA 1 212 922 0900
                                                          rgearhart@dgi-nyc.com

                                                          Valerie Lyon
                                                          UK 44 20 7611 8904
                                                          vlyon@stolt.com


     Stolt-Nielsen To Be Released from Stolt Offshore Guarantee Obligations

London, England - November 10, 2004 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) today announced that it will be released from all of its financial guarantee obligations to Stolt Offshore S.A. (SOSA). The release will result from SOSA's new $350 million secured revolving credit and guarantee facility, to be underwritten by existing and new banks, which is scheduled to close later this month. In addition, a $50 million undrawn line of credit that SNSA provides to SOSA will expire as scheduled on November 28, 2004. SOSA is a 41.7% owned non-consolidated subsidiary of SNSA.

Jan Chr. Engelhardtsen, Chief Financial Officer of SNSA, said, "SOSA's successful completion of this new refinancing, coupled with the upcoming expiration of the undrawn liquidity line, marks the end of SNSA's financial obligations to SOSA."

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia. The Company also owns 41.7 percent of Stolt Offshore (NASDAQNM:
SOSA; Oslo Stock Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services.

Forward-looking Statements
Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the ability of SNSA to negotiate the definitive agreements for the Marine Harvest/Stolt Sea Farm transaction with Nutreco; the final terms of the Marine Harvest/Stolt Sea Farm transaction; the ability of SNSA and Nutreco to complete the Marine Harvest/Stolt Sea Farm transaction; the terms, conditions and amount of our indebtedness; our ability to comply with our financing agreements; Stolt Offshore S.A.'s ability to deliver fixed price contracts in accordance with customer expectations and recover costs on significant projects; the success of Stolt Offshore S.A.'s financial and operational restructuring efforts; the general economic conditions and competition in the markets and businesses in which we operate; the outcome of legal proceedings and our status in the U.S. Department of Justice amnesty program; the impact of negative


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publicity; environmental challenges and natural conditions facing our aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; our relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements, which only speak as of the date of this press release. We do not undertake any obligation to release publicly any revisions of the forward-looking statements to reflect events or circumstances as of the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws and regulations. -end text-